                                                              EXHIBIT 1.A.(5)(i)



                           AUTOMATIC INCREASE RIDER

We, National Life Insurance Company, will add to the Face Amount of the policy, without proof that the Insured is insurable, on each policy anniversary while this rider is in force, subject to its terms.

The date of issue of this rider is the policy Date of Issue.

AMOUNTS ADDED TO FACE AMOUNT

Each coverage segment added to the Face Amount under this rider will be called an Automatic Increase Coverage.

The amount added to the Face Amount on a Policy Anniversary will equal either:

     1.   the Automatic Increase Rate shown in the Data Section multiplied by.-

          a) the sum of all amounts added to the Face Amount under this rider; plus
          b)   the Face Amount of the policy on its Date of Issue; or

     2.   the Automatic Increase Amount shown in the Data Section.

However, the total amount added to the Face Amount under this rider will not exceed the Face Amount of the policy on its Date of Issue.

COST OF AMOUNTS ADDED TO FACE AMOUNT

The rate classes of the Insured on the policy Date of Issue will be used in determining Cost of Insurance rates for any amounts added under this rider. Each increase segment will be assessed Cost of Insurance charges at the same rate applied in that Policy Year to the Base Coverage at issue.

No other charges apply to the Face Amount added under this rider.

FEATURES OF ADDED FACE AMOUNT

The effective date of each amount added under this rider will be the Policy Anniversary on which the Face Amount is added.

We will not contest any Face Amount added under this rider after this rider has been in force during the life of both Insureds for two years from its date of issue.

SUICIDE LIMITATION

If either of the Insureds dies within two years of the date of issue of this rider as the result of suicide, while sane or insane, we will pay only the sum set forth in the

Suicide Limitation provision of the policy. Payment will be made to the Beneficiary.

INCONTESTABILITY

After this rider has been in force during the life of each Insured for two years from its date of issue, we will not contest it.

CONSIDERATION

This rider is issued in consideration of the application for the rider and the monthly cost of the rider. The rider and a copy of the application for the rider shall become part of the policy on its Date of Issue.

TERMINATION OF AUTOMATIC INCREASES

No further Face Amount will be added under this rider:

     1. on or after the Policy Anniversary when the total Face Amount added under this rider equals or exceeds the Face Amount of the policy on its Date of Issue; or

     2.   on or after the Automatic Increase End Date stated in the Data
          Section; or

     3. on or after any Policy Anniversary as of which the Owner requests that an addition to the Face Amount not be made under this rider or that automatic increases terminate; or

     4. on or after the date a requested decrease in Face Amount of this policy becomes effective. However, termination of automatic increases under this rider will not occur solely because of a decrease in Face Amount as a result of a change in the Death Benefit Option.

TERMINATION OF RIDER

         This rider will terminate on the date the policy terminates.

Signed for National Life Insurance Company at Montpelier, Vermont as of the date of issue, by

                             Chairman of the Board
                                      and
                            Chief Executive Officer


7630(0398)